United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

MESSINA MINERALS INC.

SUPPL

First Quarter Report
For the three months ended December 31, 2007

[redacted]

08001338

3/19

MANAGEMENT'S DISCUSSION AND ANALYSIS

FEBRUARY 25, 2008

This Management Discussion and Analysis ("MD & A") is intended to help the reader understand the Messina Minerals Inc. financial statements. The statements are provided for the purpose of reviewing the first quarter of fiscal 2008 and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the periods ending December 31, 2007 and 2006. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars. The following comments may contain management estimates of anticipated future trends, activities, or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control. ***All material is addressed on a calendar year basis, unless otherwise specified as pertaining to the fiscal year.***

The management of Messina Minerals Inc. is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD & A, is complete and reliable. The Company's board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management quarterly to review the financial statements including the MD & A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.messinaminerals.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

Messina Minerals Inc. is a Canadian mineral acquisition and exploration company based in Vancouver, Canada. Its common shares are listed on the TSX Venture Exchange as a Tier 1 Issuer under the symbol "MMI". Messina is exploring for commercially exploitable mineral deposits in eastern Canada and maintains an exploration office and core facility located in the town of Buchans Junction, central Newfoundland.

Messina is focussing on the potential of the historically known zinc-rich area of central Newfoundland, home to the formerly producing world-class base metal deposits at Buchans and the new Duck Pond zinc-copper mine. Messina continues to evaluate mineral properties throughout eastern Canada.

Since December 2004 Messina has made two new high-grade zinc discoveries on the Tulks South Property, named Boomerang and Domino, within a dominant land position totalling 608 square kilometers prospective for base metal and gold deposits. Messina's other properties also include historic inferred zinc resources at Tulks East A Zone, Tulks East B Zone, and Long Lake Main Zone. Messina has spent approximately $19 million through calendar year 2007 exploring and developing its Newfoundland properties.

Messina is exploring primarily for zinc-lead-copper-silver-gold mineral resources within its properties. The process involves delimiting Messina's new discoveries at Boomerang and Domino as well as quantifying the existing historic resources at Tulks East A and B Zones and Long Lake Main Zone to current standards. This entails significant exploration efforts with the objective of making new discoveries within economic truck-hauling distance of our existing resource base.

Messina is an exploration company that is leveraged to discovery success. Documenting the existing mineral resources as they are found in a prudent, professional manner protects our shareholders. Continued exploration discovery successes offer our shareholders the potential for additional value.

The Company's business is managed by directors, officers, and employees with professional backgrounds and many years experience in the mineral exploration and development industry. This is augmented by independent financial, geological and mining professionals retained to advise the Company on its exploration programs and business.

OVERALL PERFORMANCE

Messina Minerals Inc. (MMI: TSX Venture Exchange) is a Canadian mineral exploration company exploring for commercially exploitable mineral deposits in central Newfoundland, Canada. This region is historically known as a zinc-rich area; home to the formerly producing world-class base metal deposits at Buchans and the currently producing Duck Pond zinc-copper mine. Messina's strategy is to identify potentially economic resources by exploration, and acquire additional

mineral lands in areas that have potential for such discoveries.

Property Expenditure Milestone
As of December 2007, the Company has fulfilled its expenditure requirements to earn a 100% interest from Xstrata Zinc Canada (formerly Falconbridge Limited, formerly Noranda Inc.) on the Long Lake Property which hosts the Main Zone zinc-lead-copper-silver-gold historic mineral resource. Notification and subsequent acknowledgement of this milestone is in progress. Xstrata Zinc retains a residual right to back in for 50% if greater than 10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report, otherwise Xstrata Zinc retains a 2% net smelter return royalty.

Financial Health for 2008
The Company has sufficient funds to complete its 2008 work program which should be concluded by late November 2008. Thereafter, the Company will have to raise additional funds to continue its exploration programs.

During the 2007 fiscal year, the Company completed two private placement financings to raise gross proceeds of $7,315,000, of which $6,179,000 was raised through the issuance of flow-through share securities. The Company expended $1,547,937 in exploration costs during the current period on its Newfoundland properties. The Company's general and administration expenses of $203,403 are higher than 2006 expenses of $105,378 due to increased management, professional and promotional costs relating to raising funds for exploration. As a result, the Company's loss for the period of $151,646 is significantly higher than the 2006 loss of $53,409. The Company expects to continue exploration of its Newfoundland properties throughout the coming year.

Investor Awareness
The Company continues investor awareness initiatives including investor conference participation and print, radio and web media advertising of the Company and its prospective properties. The number of Messina's shareholders has increased and there have also been a greater number of prospective investors inquiring about the Company and its properties. Investor awareness efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. In November, the Company retained the services of a dedicated Manager of Corporate Communications, Carey Livingstone to aid improved communications between shareholders and the Company.

Upcoming Events
Messina will be attending the PDAC Prospectors and Developers Association of Canada conference at the Metro Toronto Convention Centre South Building in Toronto on March 4th and 5th (Booth #2329).

Commodities Outlook
Mineralization on Messina's properties contains varying quantities of the commodities zinc, lead, copper, silver and gold. Commodity prices for all metals have increased significantly over the past three years. High commodity prices will help keep the investment market focused on Messina with the potential for capital appreciation.

MINERAL PROPERTIES - RESULTS OF OPERATIONS

The objective of Messina's operations in Newfoundland is to identify sufficient mineral resources of between 3.5 and 5.0 million tonnes of zinc-lead-copper-silver-gold bearing massive sulphide mineral resources, representing respectively a 7 year or 10 year operation at a rate of 1,800 tonnes per day. Messina's Newfoundland exploration programs are conducted with the objective of reaching this threshold.

Messina's properties are located in an area with excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility, a network of active logging haulage roads, nearby paved provincial highways, and a nearby base metal mine and 1,800 tpd capacity mill at Duck Pond which began operation during 2007. Commodity price increases in copper, lead, zinc, gold and silver have increased the value of Messina's exploration properties.

Messina has 60,818.9 hectares (608.2 square kilometers) of mineral lands under its control covering primarily the Tulks and Long Lake Volcanic belts in central Newfoundland. Specific properties and equivalent number of one-quarter square kilometer claims and area of each property in hectares are summarized in the table below.

Table: Summary of the Company's mineral titles in Newfoundland, by Property, to February 15, 2008

Property	# Claims	Hectares	Square Km
Tulks South	713	17,834.95	178.3
Long Lake	351	8,783.95	87.9
Costigan Lake	112	2,800.00	28.0
Victoria River Area	95	2,375.00	23.6
Healy Bay	155	3,875.00	38.8
Bobby's Pond	13	325.00	3.3
Skidder	92	2,300.00	23.0
Topsails	901	22,525.00	225.3
Totals	2,432	60,818.90	608.2

Messina continues to evaluate properties of exploration merit within eastern Canada that are additive to and within truck-hauling distance of a conceptual base metal mill within the Company's central Newfoundland properties.

Tulks South Property, Newfoundland

The Tulks South Property is prospective for volcanogenic massive sulphide zinc-lead-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. During 2007 the Company was focused on several zones within the Tulks South Property with significant results described below.

Boomerang and Domino Massive Sulphide Discoveries

In December 2004 the Company made a new discovery of massive sulphide mineralization containing copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property. Two additional massive sulphide lenses, Domino and Hurricane, have been discovered since then and the Boomerang lens has been drilled to sufficient density to allow completion of an initial estimate of mineral resources. (The resource estimate is reported below.) Messina completed 20,413 meters of drilling in the Boomerang area during 2007 and a total of 82,180 meters of drilling since 2004 testing the Boomerang area massive sulphides.

Boomerang drilling has intersected massive sulphide mineralization from between 75 meters to 450 meters vertical depth below surface, and over a horizontal distance of 500 meters and a vertical distance of 275 meters. The Boomerang massive sulphides have an approximate average true width of 8 to 10 meters. Boomerang is shown to have a gold-enriched top that comes to within 75 meters of surface, an intermediate grade zone of zinc-lead-copper-silver-gold mineralization, and a very highly zinc-copper enriched bottom zone. Silver and lead are relatively uniformly distributed throughout. The Domino high-grade zinc-lead-copper-silver-gold massive sulphide lens, discovered in February 2006, lies beneath Boomerang at a vertical depth of approximately 500 meters and comes to within 75 meters of Boomerang as currently understood.

Boomerang-Domino Resource Estimate

Messina contracted Snowden Mining Industry Consultants Inc. who completed a NI43-101 compliant estimate of mineral resources at Boomerang and including a portion of Domino in August 2007.

The full Snowden report is available online at www.sedar.com and on the Company's website at www.messinaminerals.com. The following table summarizes the resources estimated by category (indicated mineral resources, and inferred mineral resources) using a 1% zinc cut-off as described in the report. The table also lists the pounds of base metals and ounces of precious metals estimated in each resource category.

Table: Boomerang-Domino Summary of Mineral Resources Estimated by Category

Resource Area	Resource Category	Tonnes	Zn %	Pb %	Cu %	Ag g/t	Au g/t	Zn lbs	Pb lbs	Cu lbs	Ag oz's	Au
Boomerang	Indicated	1,364,600	7.09	3.00	0.51	110.43	1.66	213,295,359	90,251,915	15,342,826	4,844,804	7
Boom-Dom	Inferred	689,300	6.5	2.8	0 4	95	0.9	98,311,756	43,040,141	6,078,523	2,105,308	1
TOTALS		2,053,900						311,607,115	133,292,056	21,421,349	6,950,112	[illegible]

Boomerang-Domino Exploration
There remains exploration potential to expand the mineral resource and also to discover additional lenses of mineralization in the immediate area which could be additive to the resource base. During December 2007, a total of 7.5 line kilometres of Titan 24 ground geophysical surveying was completed in the area of Boomerang, Domino, and covering the Zinc Zone and Baxter Pond alteration zone with the expectation of detecting new massive sulphide targets in this prospective area. The Titan 24 Deep Earth Imaging system is considered to be the most advanced electrical earth imaging technology available. Measuring parameters of DC (resistivity), IP (chargeability) and MT (magnetotelluric resistivity), the Titan 24 measures to depths of 750 meters with IP and to depths of more than 1.5 kilometers with MT data. Results of this survey have been received and are being compiled. The Company anticipates broadening the surveyed area and testing other areas in 2008.

Boomerang Area Environmental Assessment and Environmental Monitoring
Jacques Whitford Limited ("JWL") continues to provide baseline water quality sampling and studies suitable for environmental assessment and environmental monitoring at Boomerang, and provides advice on environmental permitting. Most recently, a report from JWL documenting the 2007 Fish Sampling Program and stream flow measurements has been received. This work is a necessary step in providing baseline documentation prior to environmental registration and permitting of a future mine.

Tulks East Massive Sulphide Prospect
The Tulks East prospect including historic mineral resources is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East prospect is comprised of three massive sulphide lenses (A, B, and C Zones); the B Zone contains historical mineral resources of zinc-lead-copper-silver-gold mineralization. Messina completed 4,120 meters of drilling in 21 holes during the fall of 2007 and the Company has now drilled a total of 8,715 meters here since 2003. A total of 22,975 meters of drilling have tested the Tulks East A and B Zones and the immediate area since its discovery in 1976.

The objective of the 2007 drill program was designed to confirm continuity of the Tulks East B Zone with sufficient drill density to allow a mineral resource estimate to current standards. The B Zone has historically been estimated to contain 280,000 tonnes grading 10.3% zinc, 1.4% lead, 0.8% copper, 81 g/t silver and 0.7 g/t gold; Messina's work to date suggests this historic mineral resource is an over-estimate of both tonnage and grade. An updated estimate of inferred mineral resources at the B Zone is in progress. The B Zone mineralization starts at surface and is continuous to approximately 200 meters depth..

The 2007 drilling program was also designed to test the adjacent and parallel Tulks East A Zone massive sulphide lens. A Zone sulphides with interesting zinc mineralization begin near surface and extend to at least 350 meters depth. The A Zone remains open below this depth and exhibits thicknesses of up to 30 meters.

Based on the results of 2006 and 2007, the A Zone exhibits only moderate lateral metal zonation. The Company's interpretation that the adjacent high grade Tulks East B Zone lens represents the faulted segment of one originally large massive sulphide deposit comprised of both the A Zone and the B Zone may remain valid. Future exploration work will focus on the potential of the area for additional lenses of higher grade massive sulphide mineralization.

Long Lake Property, Newfoundland
The large Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. The Long Lake Property is located adjacent to Messina's Tulks South Property.

Messina acquired the right to earn a 100% interest in the Long Lake property from Xstrata Zinc Canada (formerly Falconbridge Limited, successor to Noranda Inc.) by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. As of February 25, 2008, Messina has documented a total in excess of of $2.3M of eligible exploration expenditures under the Agreement and considers it has fulfilled its expenditure obligations to earn a 100% interest in the property. Documentation of expenditures, preparation of work reports, and formal notification of same to Xstrata are in progress. Xstrata retains a residual right to back in for 50% if greater than 10 million tonnes of economic mineralization (ore) is defined in a positive feasibility report, otherwise Xstrata retains a 2% net smelter return royalty.

Long Lake Property Mineralization

Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. An historical mineral resource completed in 1997 on

the Main Zone by a previous explorer yielded an estimate 1,000,000 tonnes grading 10.5% zinc, 1.2% lead, 1.6% copper, 32 g/t silver and 0.8 g/t gold based on 15 drill holes. Messina Minerals Inc has not done the work necessary to verify the classification of this resource, nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate characterizing in-ground mineralization only and is not a NI43-101 conforming resource classification.

The South Zone and the East Zone have been tested by limited diamond drilling and have potential for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters. The Lucky Gnome prospect consists of a sequence of massive pyrite and associated magnetite-chlorite-barite exhalite.

A total of 27 drill holes were completed totaling 6,303 meters on the Long Lake Property during the latter part of 2007. Most of this meterage (5,207.2 meters) tested the Main Zone with the objective of providing sufficient confidence in continuity of mineralization and density of drilling to permit an estimate of mineral resources. The remainder of the meterage (1,096 meters in 6 holes) provided a preliminary test of the East Zone mineralization.

Main Zone massive sulphide zinc-lead-copper-silver-gold mineralization has historically been intersected over 325 meter strike extent between 8775E and 9200E and to a vertical depth of 600 meters, and remains open in all directions. Messina has focused drilling efforts between 8975E and 9075E and to a depth of 250 meters. The upper portion of the Main Zone, between 8975E and 9075E and to a depth of approximately 250 meters has been tested with sufficient drilling to demonstrate continuity of mineralization and to permit an estimate of mineral resources, which is now in progress.

Drilling resumed at Long Lake in late January 2008. Two new drill holes have been completed; one targeting the Long Lake Main Zone at depth and the second targeting a near-surface anomaly along-strike from the Lucky Gnome massive sulphide prospect. The Long Lake hole intersected massive sulphides and stringer base metal mineralization totaling 3.9 meters averaging 0.6% copper, 1.6% lead, 6.1% zinc, 31 g/t silver and 0.2 g/t gold, including a sub-interval of 1.9 meters averaging 0.8% copper, 2.5% lead, 7.4% zinc, 45 g/t silver, and 0.2 g/t gold. The Lucky Gnome drill hole intersected altered felsic volcanics but with no anomalous metal values. Drilling at Long Lake was halted in mid-February as a result of poor productivity due to record snowfall amounts.

Skidder Property, Newfoundland

The Skidder Property is located 10 km south of the town of Buchans and 30 km northeast of the Tulks South Property. Messina staked 73 claims covering 1,825 in November 2006 and acquired the option to an additional 19 claims covering 475 hectares in February 2007. Assay results for 84 soils samples collected during 2007 have been received. Anomalous zinc and copper sites are targeted for follow-up prospecting during 2008.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 112 claims totaling 2,800 hectares, located in central Newfoundland between the Company's Long Lake and Tulks South Properties. The property was acquired in 2003 by staking, and additional adjoining claims were staked in September 2006. No additional work has been completed at the Costigan Lake Property in the period October 1, 2007 to the date of this report.

Victoria River Area Property, Newfoundland

The Victoria Mine Property is comprised of 95 contiguous mineral claims totaling 2,375 hectares and was acquired by staking or from Altius Resources Inc. ("Altius"). Messina completed approximately 50 kilometers of linecutting and soil and till geochemical sampling on the property during fall 2007, as well as GPS location of the linecut grid. Expenditures on the property are sufficient to keep it in good standing through 2008.

Bobby's Pond Property, Newfoundland

The Bobby's Pond property was acquired by staking 13 claims totaling 325 hectares in mid-2006. The property covers altered felsic volcanics of the Tulks Volcanic belt and is located adjacent to the Bobby's Pond massive sulphide deposit. No additional work has been completed at the Bobby's Pond Property in the period October 1, 2007 to the date of this report.

Healy Bay Property, Newfoundland

Messina has acquired 155 claims totaling 3,875 hectares by staking the Healy Bay Property. The property encompasses a 30 kilometer strike length of similar rock types and age as those found at Skidder. During the year, Messina completed airborne electromagnetic and magnetic surveying covering the entire property. No additional work has been completed at the Healy Bay Property in the period October 1, 2007 to the date of this report.

Topsails Property, Newfoundland
The Topsails property was acquired by staking 901 claims totaling 22,525 hectares in October 2007 adjacent to the Company's Skidder property in a developing uranium play. The property is prospective for volcanic and intrusive related uranium deposits covering felsic intrusive rocks of the Topsails igneous terrane and felsic volcanic rocks of the Springdale group. Lake bottom samples collected historically by the Newfoundland Department of Natural Resources within Messina's claims have yielded widespread uranium, molybdenum, and fluorine geochemical anomalies. No work has been completed at the Topsails Property in the period October 1, 2007 to the date of this report.

Ontario Properties

On December 20, 2007, Messina entered into an agreement with Windarra Minerals Ltd. whereby Windarra could acquire Messina's property and royalty rights pertaining to the Mishi Leases by issuing to Messina a total of 200,000 shares of Windarra,. Regulatory approval has been received.

During the year ended September 30, 2007, the terms of the agreement whereby Windarra purchased 100% interest in the Pukaskwa claims were satisfied and the property was transferred to Windarra.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to December 31, 2007
$5,955,025 – June 2006	-$4,250,000 for Property Exploration on the Company's Newfoundland properties; -$1,705,025 for working capital	$4,250,000 on Newfoundland properties
$175,000 – December 2006	-$175,000 for Property Exploration on the Company's Newfoundland properties	$175,000 on Newfoundland properties
$7,140,000 – September 2007	-$6,004,000 for Property Exploration on the Company's Newfoundland properties; -$1,136,000 for working capital	$1,729,000 on Newfoundland properties

SUMMARY OF QUARTERLY RESULTS

QUARTER ENDING	Dec. 31, 2007	Sept 30, 2007	June 30 2007	Mar. 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006	Mar. 31, 2006
	$	$	$	$	$	$	$	$
Loss for the period	(151,646)	(529,604)	(62,807)	(1,924,725)	(53,409)	(88,674)	(43,805)	(107,717)
Loss per share	(0.00)	(0.01)	0.00	(0.06)	0.00	(0.00)	(0.00)	(0.00)

Messina's loss for the quarter ended December 31, 2007 was $151,646 (2006 – $53,409). The difference of $98,237 is largely explained by increased management and professional fees and promotion and advertising costs relating to financings and investor relations.

CAPITAL RESOURCES AND LIQUIDITY

At December 31, 2007, the Company had $4,729,827 (September 30, 2007 - $6,421,946) in working capital. During fiscal 2007, the Company completed two private placements for total gross proceeds of $7,315,000. In December 2006, the Company issued 125,000 flow-through shares for total gross proceeds of $175,000. In September 2007, the Company issued 6,320,000 flow-through shares and 1,420,000 non flow-through shares for total gross proceeds of

$7,140,000.
Messina has allocated $4 million for exploration of its central Newfoundland properties in 2008. The Company has sufficient working capital to continue exploration of its properties at this pace of expenditure. However, it will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

TRANSACTIONS WITH RELATED PARTIES

During the period ended December 31, 2007 Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $5,063 to Susan Tessman, Corporate Secretary of the Company.
b) Paid salary of $36,458 to Peter Tallman, President of the Company.
c) Paid or accrued geological consulting fees of $40,414 to a company controlled by Kerry Sparkes, Vice President, Exploration of the Company, which have been included in deferred exploration costs.
d) Paid directors and officers fees in the amount of $8,000.

Included in accounts payable is $55,999 owing to directors, officers and/or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, receivables, marketable securities, accounts payable and accrued liabilities and capital lease obligations. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

RISK FACTORS

Companies involved in the mineral exploration industry are faced with many risk factors. The following selected risk factors are those management views as the most germane to the Company at this stage in the Company's growth. While it is not possible to eliminate all the factors inherent in the mineral exploration business, the Company, through ongoing assessment, strives to mitigate these risks to ensure the protection of its assets.

Exploration and Development Risk
Mineral exploration and development involves a high degree of risk and few properties explored are ultimately developed into producing mines. There is no assurance that any mineral resources identified and defined can be commercially mined. Messina attempts to mitigate these risks by conducting exploration programs and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these studies.

Risk in Resource/Reserve Calculations and Estimation of Metal Recoveries
There is a degree of uncertainty attributable to the calculation of mineral resources and mineral reserves and corresponding grades. Until ore is actually mined and processed, quantity of mineral resources and mineral reserves and grades must be considered as estimates only. In addition, the quantity of mineral resources or reserves and grades may vary depending upon the prices of the individual commodities contained. Any material change in quantity of mineral resources or reserves, grade, or recovery ratio may affect the economic viability of the Company's projects. In addition, there can be no assurances that recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. The Company attempts to mitigate these risks by conducting resource evaluations and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these evaluations and studies.

Financing Risk
Messina has limited financial resources and relies upon the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment. The Company has been successful in the past in obtaining financing though the placement of equity, however there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable.

Political and Legislative Risk
The Company's properties are located in Canada. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected, to varying degrees, by changes in federal or provincial legislation and regulations and the affects of any changes cannot be accurately predicted. The Company identifies changes and potential changes in environmental legislation, regulations, and 'best practices guidelines' as one source of potential risk in this regard.

Business Cycle Risk
General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the exploration of its properties and further the Company's long term plan. Commodities prices are generally regarded to behave cyclically and are currently at new relative highs with favourable future outlooks, which reflects favourably on the prospects of the Company. There can be no assurance that these conditions will remain, and the Company can be adversely affected by a change in cyclical market direction. Any changes in general market conditions are beyond the control of the Company.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") are responsible for the establishment and maintenance of a system of disclosure controls and procedures. This system is designed to provide reasonable assurance that information required to be disclosed by the Company under various securities legislation or the rules of regulatory agencies is appropriately reported within the time periods specified.

The Certifying Officers evaluate the system periodically throughout the year. They have concluded that the Company's disclosure controls are effective in providing reasonable assurance that material information relating to the Company is accumulated, reviewed by management and reported within the time periods specified.

The Certifying Officers are also responsible for the establishment of a system of internal controls over financial reporting. This system is designed to provide reasonable assurance regarding the reliability and timeliness of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principals.

Ultimate responsibility for financial reporting rests with the Board of Directors. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of a majority of independent outside directors. It meets periodically with management and the external auditors to review accounting, auditing and internal control matters and regularly reports its findings and recommendations to the Board of Directors.

OUTSTANDING SHARE DATA

At December 31, 2007 the Company had 41,342,410 common shares outstanding.

Options outstanding at December 31, 2007 are detailed in the table below:

Number	Date of Grant	Exercise Price	Expiry Date	Type
250,000	Jan. 2, 2007	$ 1.25	Jan. 2, 2009	Employees
25,000	Jan. 2, 2007	$ 1.25	Jan. 2, 2009	Consultant
500,000	Jan. 2, 2007	$ 1.25	Jan. 2, 2009	Director & Officer
2,075,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director & Officer
29,000	March 16, 2007	$ 1.54	March 16, 2010	Consultant
75,000	June 11, 2007	$ 1.59	June 11, 2009	Employees
150,000	August 8, 2007	$ 1.25	August 8, 2010	Director
503,100	Sept. 28, 2007	$ 0.80	Sept. 28, 2009	Agent
3,607,100				

At December 31, 2007 the Company had the following share purchase warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
487,150	$ 2.00	June 1, 2008
243,544	$ 2.00	June 1, 2008
125,000	$ 1.75	December 29, 2008
710,000	$ 1.10	September 28, 2009
100,000	$ 1.65	April 4, 2010
1,665,694		

OUTLOOK

Messina has sufficient funds to fund its upcoming 2008 exploration programs. Drilling is planned to begin in late spring 2008 and exploration is expected to be ongoing throughout the year contingent upon weather or other uncontrollable events. The two main objectives of operations in Newfoundland during 2008 are: to discover and quantify additional resources through exploration; and to drill test areas of historic mineral resources sufficient to permit a NI43-101 compliant estimate of mineral resources contained. The zinc commodities market is anticipated to remain relatively buoyant. Messina is using $0.65 US per pound for a long term zinc used internally in assessing the prospectivity of our resources. The market price of zinc is expected to remain above $0.65 US per pound for an extended period of time.

Messina has demonstrated the capability to discover and quantify mineral resources on its properties, and with the first estimate of indicated/inferred mineral resources within the Company's properties, plus anticipated continuing strong metal prices to drive growth in the Company's core exploration business, plus a strengthening asset base through anticipated expansion of our mineral resources and identification of new 'blue sky' discovery targets, and opportunities for acquisition of accretive advanced exploration properties, Messina looks forward to its anticipated work programs in 2008 with continued optimism and motivation.

FORWARD-LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

First Quarter Operating Expenses

		2007		2006
EXPENSES				
Amortization	$	861	$	648
Corporate and administration fees		5,063		4,996
Interest on capital lease obligations		211		389
Management and financial consulting		48,458		30,306
Office and miscellaneous		23,095		13,890
Professional fees		42,174		17,537
Promotion and advertising		63,477		16,348
Regulatory and transfer agent fees		1,370		5,705
Rent		2,427		3,288
Travel and related costs		16,267		12,271
Loss before other items	$	203,403	$	105,378

Schedule of Share Capital	**As at February 25, 2008**
Authorized capital	unlimited
Common Shares outstanding	41,342,410
Options outstanding	3,607,100
Warrants outstanding	1,665,694
Fully diluted share capital	46,615,204

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and C.E.O.

MESSINA MINERALS INC.
BALANCE SHEETS

		December 31 2007		September 30 2007
ASSETS				
Current				
Cash	$	481,514	$	7,279,336
Term deposits		4,250,000		-
Receivables		245,678		211,291
Prepaid expenses and deposits		92,739		60,285
		5,069,931		7,550,912
Building and equipment (Note 3)		136,364		144,517
Equipment under capital leases (Note 4)		48,538		52,474
Mineral properties and deferred exploration costs (Note 5)		16,924,634		15,367,327
Marketable securities		42,000		47,250
	$	22,221,467	$	23,162,480
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	314,784	$	1,102,329
Current portion of capital lease obligations		25,320		26,637
		340,104		1,128,966
Long-term				
Obligations under capital leases (Note 7)		19,718		24,975
Future income tax liability		1,716,000		1,716,000
		2,075,822		2,869,941
Shareholders' equity				
Capital stock (Note 9)		28,882,268		28,891,766
Contributed surplus (Note 9)		4,354,729		4,340,479
Deficit		(13,091,352)		(12,939,706)
		20,145,645		20,292,539
	$	22,221,467	$	23,162,480

Nature of operations (Note 1)
Subsequent events (Note 13)

On behalf of the Board:

"Peter Tallman" Director *"Gary McDonald"* Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.
STATEMENTS OF OPERATION AND DEFICIT
Three months ended December 31
Unaudited
Prepared by Management

		2007		2006
EXPENSES				
Amortization	$	861	$	648
Corporate and administration fees		5,063		4,996
Interest on capital lease obligations		211		389
Management and financial consulting		48,458		30,306
Office and miscellaneous		23,095		13,890
Professional fees		42,174		17,537
Promotion and advertising		63,477		16,348
Regulatory and transfer agent fees		1,370		5,705
Rent		2,427		3,288
Travel and related costs		16,267		12,271
Loss before other items		(203,403)		(105,378)
OTHER ITEMS				
Interest income		57,007		62,094
Unrealized loss on marketable securities (Note 6)		(5,250)		(10,125)
		51,757		51,969
Loss for the period		(151,646)		(53,409)
Deficit, beginning of period		(12,939,706)		(10,881,536)
Fair value adjustment on marketable securities (Note 2)		-		(2,625)
		(12,939,706)		(10,884,161)
Deficit, end of period	$	(13,091,352)	$	(10,937,570)
Basic and diluted earnings (loss) per common share	$	-	$	-
Weighted average number of common shares outstanding during the period		41,750,829		32,698,747

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS

Three months ended December 31

Unaudited

Prepared by Management

		2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) for the period	$	(151,646) $	(53,409)
Items not affecting cash:			
Amortization		861	648
Promotion and advertising options issued		14,250	-
Unrealized loss on marketable securities		5,250	10,125
Changes in non-cash working capital items:			
Decrease (increase) in receivables		(34,387)	263,300
Decrease (increase) in prepaid expenses and deposits		(32,454)	2,685
Increase (decrease) in accounts payable and accrued liabilities		(227,545)	3,106
Net cash used in operating activities		(425,671)	226,455
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of building and equipment		(2,396)	-
Term deposits		(4,250,000)	1,221,000
Mineral properties and deferred exploration costs		(2,103,683)	(2,541,251)
Mineral properties and deferred exploration cost recoveries		-	180,267
Net cash used in investing activities		(6,356,079)	(1,139,984)
CASH FLOWS FROM FINANCING ACTIVITIES			
Shares issued for cash		-	387,500
Share issue costs		(9,498)	-
Repayment of capital lease obligations		(6,574)	(6,396)
Net cash provided by financing activities		(16,072)	381,104
Increase in cash during the period		(6,797,822)	(532,425)
Cash, beginning of period		7,279,336	2,775,282
Cash, end of period	$	481,514 $	2,242,857
Cash paid during the period for:			
Interest expense	$	400 $	389
Income taxes		-	-

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Messina Minerals Inc. ("the Company") was incorporated under the laws of British Columbia and its principal business activities include acquiring and exploring mineral properties.

The recoverability of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development and upon future profitable production.

Key areas where management has made complex or subjective judgements include fair value of mineral properties, stock-based compensation and future income taxes.

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2007. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain comparative figures have been reclassified to conform with the current period's presentation.

Financial instruments

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

2. BASIS OF PRESENTATION (cont'd)

Financial Instruments

As a result of the adoption of these new standards, the Company has classified its marketable securities as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities and obligations under capital lease are classified as other liabilities, which are measured at amortized cost.

As a result of the application of Section 3855, the Company's deficit position as at October 1, 2006 was increased by $2,625 to reflect the opening fair value of marketable securities.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. BUILDING AND EQUIPMENT

	December 31, 2007			September 30, 2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 62,852	$ 36,327	$ 26,525	$ 60,455	$ 30,876	$ 29,579
Equipment	41,925	14,895	27,030	41,926	12,703	29,223
Vehicles	52,984	23,823	29,161	52,984	21,459	31,525
Building	60,000	6,352	53,648	60,000	5,810	54,190
	$ 217,761	$ 81,397	$ 136,364	$ 215,365	$ 70,848	$ 144,517

4. EQUIPMENT UNDER CAPITAL LEASES

	December 31 2007	September 30 2007
Equipment (cost)	$ 88,190	$ 88,190
Accumulated amortization	(39,652)	(35,716)
	$ 48,538	$ 52,474

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. This equipment is amortized on a declining balance basis at a rate of 30% per annum. During the period ended December 31, 2007, amortization in the amount of $3,936 (2006 – $5,622) was charged to deferred exploration costs.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

	Victoria River Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Skidder Property	Other Properties	Tot Decemb 200
Acquisition costs							
Balance, beginning of period	$ 275,360	$ 101,313	$ 1,120	$ 27,080	$ 130,730	$ 1,621	$ 537,
Additions during the period:							
Shares issued	-	-	-	-	-	-	
Warrants issued	-	-	-	-	-	-	
Cash paid	-	-	-	-	-	-	
Staking and recording fees	360	-	-	-	-	9,010	9,
	360	-	-	-	-	9,010	9,
Balance, end of period	275,720	101,313	1,120	27,080	130,730	10,631	546,
Deferred exploration costs							
Balance, beginning of period	13,916	13,763,034	111,751	574,308	309,778	57,316	14,830,
Additions during the period:							
Assays, testing and analysis	-	23,048	333	6,447	1,193	-	31,
Camp construction and supplies	-	44,071	-	34,239	1,541	-	79,
Diamond drilling	-	623,516	-	324,936	-	-	948,
Equipment rental	-	716	-	18,174	-	-	18,
Geology, geophysics and prospecting	-	374,507	90	42,142	20,585	-	437,
Labour	-	-	-	-	-	-	
Lease rental and claim maintenance	-	-	-	-	-	474	
Surveying	8,997	250	-	-	8,997	7,712	25
Transportation and travel	-	3,938	-	2,031	-	-	5.
	8,997	1,070,046	423	427,969	32,316	8,186	1,547
Balance, end of period	22,913	14,833,080	112,174	1,002,277	342,094	65,502	16,378
Total, end of period	$ 298,633	$ 14,934,393	$ 113,294	$ 1,029,357	$ 472,824	$ 76,133	$ 16,924

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Victoria River Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Skidder Property	Other Properties	Total September 3 2007
Acquisition costs							
Balance, beginning of year	$ 360	$ 101,313	$ 1,120	$ 57,000	$ -	$ 71	$ 159,864
Additions during the year:							
Shares issued	275,000	-	-	-	38,000	-	313,000
Warrants issued	-	-	-	-	72,000	-	72,000
Cash paid	-	-	-	-	20,000	-	20,000
Staking and recording fees	-	-	-	80	730	1,550	2,360
	275,000	-	-	80	130,730	1,550	407,360
Balance, end of year	275,360	101,313	1,120	57,080	130,730	1,621	567,224
Deferred exploration costs							
Balance, beginning of year	1,438	8,673,481	34,619	376,991	-	(8,358)	9,078,171
Additions during the year:							
Assays, testing and analysis	153	115,955	4,160	13,869	7,828	-	141,965
Camp construction and supplies	589	310,885	2,710	32,685	5,187	676	352,732
Diamond drilling	-	3,264,288	19,604	371,176	221,081	-	3,876,149
Equipment rental	18	11,443	204	5,176	2,097	18	18,956
Geology, geophysics and prospecting	166	1,492,140	50,354	99,665	60,456	62,289	1,765,070
Labour	-	27,643	-	68,492	-	-	96,135
Lease rental and claim maintenance	-	660	100	-	195	2,692	3,647
Surveying	11,552	22,329	-	6,254	12,934	-	53,069
Transportation and travel	-	24,476	-	-	-	-	24,476
	12,478	5,269,819	77,132	597,317	309,778	65,675	6,332,199
Balance, end of year	13,916	13,943,300	111,751	974,308	309,778	57,317	15,410,370
Recovery of costs	-	(180,267)	-	(400,000)	-	-	(580,267)
Option payments received	-	-	-	(30,000)	-	-	(30,000)
Total, end of year	$ 289,276	$ 13,864,346	$ 112,871	$ 601,388	$ 440,508	$ 58,938	$ 15,367,327

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Mishi Gold Property, Ontario
During the period ended December 31, 2007, the Company entered into an agreement with Windarra Minerals Ltd. whereby Windarra can acquire the Company's property and royalty rights pertaining to the Mishi Leases by issuing a total of 200,000 shares of Windarra to the Company.

Pukaskwa claims, Ontario
During the year ended September 30, 2007, the terms of the agreement whereby Windarra purchased 100% interest in the Pukaskwa claims were satisfied and the property was transferred to Windarra.

Tulks South Property, Newfoundland

The Company completed its acquisition of a 100% interest in the Tulks South massive sulphide property in Newfoundland from Windarra during fiscal 2006. During the year ended September 30, 2006, all requirements had been satisfied and the Company exercised this option. The Company granted Windarra a 2% NSR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

To earn its 100% interest, the Company met exploration expenditure requirements and issued 100,000 common shares valued at $67,250 to a company with a common director. The underlying interest holder is Xstrata Zinc Canada ("Xstrata") formerly Falconbridge Limited, successor to Noranda Inc. Xstrata has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Xstrata does not exercise its back in rights, it will receive a 2% NSR.

Upon completion of a positive feasibility study, an additional 16,667 common shares of the Company will be issued to a company with a common director and the property will be subject to a 0.5% NSR from the Company's share of the proceeds from production of the property.

Eagle Property
The Company acquired the Eagle property by staking. The costs of developing the Eagle Property are included with Tulks South.

Costigan Lake Property, Newfoundland
The Company acquired the Costigan Lake property by staking.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Long Lake Property, Newfoundland

The Company has an option to earn a 100% interest in certain mineral claims comprising the Long Lake property. At December 31, 2007 the Company had fulfilled its expenditure requirements and is proceeding to secure the interest. The optionee retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% NSR.

During the year ended September 30, 2006, the Company entered into an option agreement with Aldrin Resource Corp. (Aldrin) whereby Aldrin could earn an undivided 50% interest in the Company's interest in the a certain portion of the property. To earn this interest, Aldrin was required to meet the following requirements:

a) incur $100,000 in exploration expenditures before June 30, 2006 (completed);
b) make exploration advances of $200,000 before January 15, 2007 (advanced); a further $200,000 before May 15, 2007 (advanced); and a further $300,000 before October 15, 2007;
c) pay the Company $600,000 by December 31, 2007;
d) upon obtaining listing on the TSX Venture Exchange, pay the Company $30,000 and issue the Company a total of 750,000 shares.

In September 2007, Aldrin informed the Company that it will allow this option to lapse. Aldrin does not retain any interest in the property.

Skidder Property, Newfoundland

The property was acquired by staking in November 2006.

Skidder Property Option, Newfoundland

The Company has acquired the option to earn a 100% interest in the Skidder zinc-copper massive sulphide property located in central Newfoundland. In order to acquire this interest, the Company has paid $20,000 and issued 25,000 common shares valued at $38,000 and is required to issue 500,000 non-transferable share purchase warrants over three years (100,000 issued, valued at $72,000). The Company must also incur exploration expenses of not less that $1,250,000 within 4 years of regulatory approval. At December 31, 2007, $907,906 (September 30, 2007 - $940,887) remained to be spent.

Healy Bay Property, Newfoundland

The Company acquired the Healy Bay property by staking.

Victoria River Property, Newfoundland

During the year ended September 30, 2007, the Company acquired the Victoria River property by issuing 250,000 common shares valued at $275,000 and granting pre-existing rights' holders a 3% net smelter return royalty. The Company can purchase 1.25% of the 3% at any time by paying a total of $1,250,000.

Topsails Property, Newfoundland

During the period ended December 31, 2007, the Topsails property was acquired by staking 901 claims totalling 22,525 hectares adjacent to the Company's Skidder property.

6. MARKETABLE SECURITIES

At December 31, 2007, marketable securities consist of 350,000 (September 30, 2007 - 350,000) shares of Windarra. These shares were received at a value of $67,875 as part of an option agreement on the Pukaskwa property (Note 5) and are recorded on the balance sheet at market price as published in the TSX daily market summary.

At September 30, 2006, the market value of the 225,000 shares was $42,750. The unrealized loss in the amount of $2,625 was recorded as an adjustment to the opening deficit in the period ended September 30, 2007.

7. OBLIGATIONS UNDER CAPITAL LEASES

During the year ended September 30, 2006, the Company acquired vehicles through capital leases.

	December 31 2007	September 30 2007
Obligations under capital lease	$ 45,038	$ 51,612
Less current portion	(25,320)	(26,637)
Long-term portion	$ 19,718	$ 24,975

The following is a schedule of future minimum lease payments required under these leases in the years ending December 31:

2008	$ 25,646
2009	19,751
Total minimum lease payments	45,397
Amount representing interest	(359)
Balance of the obligation	$ 45,038

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued corporate and administration fees of $5,063 (2006 - $4,869) to an officer of the Company.

b) Paid salary of $36,458 (2006 - $24,306) to a director and officer of the Company.

c) Paid or accrued geological consulting fees of $40,414 (2006 – $32,863) to a company controlled by an officer of the Company which have been included in deferred exploration costs.

d) Paid or accrued geological consulting fees of $Nil (2006 - $12,153) to a director and officer of the Company which have been included in deferred exploration costs.

e) Paid directors and officers fees in the amount of $8,000 (2006 – $6,000) which have been included in management and financial consulting expense.

Included in accounts payable is $55,999 (2006 - $20,973) owing to directors, officers and/or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. CAPITAL STOCK

	Number of Shares	Share Amount	Contributed Surplus
Authorized			
Unlimited common voting shares, without par value			
Issued			
Balance as at September 30, 2006	32,647,660 $	22,873,216 $	2,089,896
Issued for cash	8,419,750	7,905,500	-
Issued for property	275,000	313,000	-
Offering costs	-	(605,647)	-
Stock based compensation	-	-	2,085,500
Fair value of agents' options granted	-	(120,744)	120,744
Fair value of options issued for services	-	-	30,780
Fair value of warrants issued	-	-	72,000
Transfer fair value of options exercised	-	58,441	(58,441)
Tax benefits renounced to flow-through share subscribers	-	(1,532,000)	-
Balance as at September 30, 2007	41,342,410	28,891,766	4,340,479
Offering costs	-	(9,498)	-
Fair value of options issued for services	-	-	14,250
Balance as at December 31, 2007	41,342,410 $	28,882,268 $	4,354,729

During the year ended September 30, 2007, the Company completed private placements as follows:

- December 29, 2006 – issued 125,000 flow-through units at a price of $1.40 per unit for total proceeds of $175,000. Each unit consists of one flow-through common share and one non flow-through warrant, with each warrant exercisable into one common share at $1.75 for two years.
- September 28, 2007 – issued 6,320,000 flow-through shares at a price of $0.95 per flow-through share and 1,420,000 non flow-through units at a price of $0.80 per unit for total proceeds to the Company of $7,140,000. Each unit consists of one common share and one-half of one common share purchase warrant with each whole warrant exercisable into one share at a price of $1.10 for a period of two years.

Also, during the year ended September 30, 2007, 554,750 shares were issued on exercise of share purchase options and warrants for total proceeds of $590,500. The Company also issued 25,000 shares valued at $38,000 as part of the Skidder property option and 250,000 shares valued at $275,000 as part of the Victoria River acquisition (see note 5).

9. CAPITAL STOCK (cont'd)

Warrants

	Number of of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2006	2,465,853	1.60	
Warrants issued			
Private placement	125,000	1.75	December 29, 2008
Private placement	710,000	1.10	September 28, 2009
For property	100,000	1.65	April 4, 2010
Warrants expired	(1,305,409)	1.53	
Warrants exercised	(429,750)	1.12	
Balance, September 30 and December 31, 2007	1,665,694	$ 1.58	

9. CAPITAL STOCK (cont'd)

The following warrants were outstanding at December 31, 2007:

Number of Warrants	Exercise Price	Expiry Date
487,150	2.00	June 1, 2008
243,544	2.00	June 1, 2008
125,000	1.75	December 29, 2008
710,000	1.10	September 28, 2009
100,000	1.65	April 4, 2010
1,665,694		

During the year ended September 30, 2007, the Company issued 100,000 share purchase warrants each entitling the holder to purchase one share at $1.65 for a period of three years as part of the acquisition of the Skidder property option. (See note 5.)

In January 2006, 916,719 share purchase warrants expiring February 16, 2006 were extended to an expiry date of February 16, 2007. These warrants expired during the year ended September 30, 2007.

The fair value of the share purchase warrants issued was estimated using the Black-Scholes option pricing model based on the following assumptions:

	September 30 2007
Risk-free interest rate	3.98%
Expected life	3 years
Dividend rate	0%
Volatility	60%

9. CAPITAL STOCK (cont'd)

Stock options

The Company has a stock option plan that grants options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. These options vest immediately with the individual. On termination of the optionee's relationship with the Company, the expiry date is adjusted to 90 days after the date of such termination. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

During the year ended September 30, 2007 the Company issued a total of 2,950,000 stock options to directors, consultants and employees with a weighted average fair value of $0.71. The Company also issued the following:

- March 16, 2007, the Company issued 29,000 stock options with a fair value of $0.57 per option for a total value of $16,530 as part of a one year agreement with an investor relations group. These options are exercisable at $1.54 for a period of three years. The options vested 25% upon granting and will vest 25% every four months during the one year period.
- August 8, 2007 – 150,000 options with a fair value of $0.38 per option for a total value of $57,000 as part of a seven month investor relations agreement. These options vested 25% upon granting and will vest 25% every four months.
- September 28, 2007 – 503,100 agent's compensation options with a fair value of $0.24 per option for a total value of $120,744. These options are exercisable into one unit at a price of $0.80. The units are on the same terms as the units sold in the private placement.

The following stock options were outstanding at December 31, 2007:

Number of Shares	Exercise Price	Expiry Date
775,000	$ 1.25	January 2, 2009
75,000	$ 1.59	June 11, 2009
503,100	$ 0.80	September 28, 2009
29,000	$ 1.54	March 16, 2010
150,000	$ 1.25	August 8, 2010
2,075,000	$ 1.51	February 23, 2012

Stock option transactions for the period are summarized as follows:

	Number of of Options	Weighted Average Exercise Price
Balance, September 30, 2006	2,170,000	$ 1.53
Options exercised	(125,000)	$ 0.89
Options expired	(2,070,000)	$ 1.56
Options issued	3,632,100	$ 1.35
Balance, September 30 and December 31, 2007	3,607,100	$ 1.35
Number of options currently exercisable	3,007,250	$ 1.42

9. CAPITAL STOCK (cont'd)

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs of granting stock options. During the year ended September 30, 2007, 2,950,000 (2006 – Nil) stock options with a weighted average fair value of $0.71 per option were granted to employees, directors, officers and consultants and stock-based compensation of $2,085,500 has been recognized over the period of vesting. The fair value of these stock options was calculated using the Black-Scholes option pricing model based on the following weighted average assumptions:

Risk-free interest rate:	4.04%
Expected life:	4.1 years
Dividend rate:	0%
Weighted average volatility:	61%

10. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended December 31, 2007, the Company had the following significant non-cash transactions:

a) incurred accounts payable for deferred exploration costs of $366,316;

b) recorded $13,624 as amortization included in deferred exploration costs.

During the year ended September 30, 2007, the Company had the following significant non-cash transactions:

a) incurred accounts payable for deferred exploration costs of $927,000;

b) recorded $66,053 as amortization included in deferred exploration costs;

c) reduced marketable securities by $2,625 with a corresponding increase in the deficit by the same amount (See Note 2.)

d) received shares valued at $22,500 as part of the completion of the Pukaskwa option agreement (note 5);

e) granted 503,100 agent's warrants valued at $120,744 as commission on a private placement;

f) issued 250,000 shares valued at $275,000 as part of the Victoria River agreement (note 5);

g) issued 25,000 shares valued at $38,000 and 100,000 warrants valued at $72,000 as part of the Skidder Property agreement (note 5);

h) Renounced mineral property expenditures to flow-through subscribers resulting in a decrease of $1,532,000 to capital stock with an increase of $1,017,000 to future income tax liability and $515,000 to future income tax recovery.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, receivables, marketable securities, accounts payable and accrued liabilities and capital lease obligations. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. SUBSEQUENT EVENT

Subsequent to the period ended December 31, 2007, regulatory approval was received on the Mishi property agreement and the Company assigned the leases to Windarra and received the shares of Windarra.

CORPORATE DATA
FEBRUARY 2008

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Jeffrey T.K. Fraser Law Corporation
#950-1199 W. Hastings St.
Vancouver, B.C.
V6E 3T5

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director
Gordon Ulrich, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

Carey Livingstone
Tel: (604) 688-1508
Fax: (604) 601-8253

CAPITALIZATION

Authorized:	Unlimited
Issued:	41,342,410
Options:	3,607,100
Warrants:	1,665,694
Fully diluted:	46,615,204

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6
S.E.C. 12g3-2(b) Exemption: 82-2682

Form 52-109F2 – Certification of Interim Filings

I, Peter Tallman, President and CEO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the period ending December 31, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

February 29, 2008

"Peter Tallman"

Peter Tallman
President and CEO

Form 52-109F2 – Certification of Interim Filings

I, Gary McDonald, CFO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the period ending December 31, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

February 29, 2008

"Gary McDonald"

Gary McDonald
CFO

END